EXHIBIT 4.5.8 – AGREEMENT TO CONVERT CONVERTIBLE SUBORDINATED NOTE TO SHARES OF THE COMPANY’S COMMON STOCK RENE LARRAVE

December 19, 2003

Mr. Jason K. Wadzinski

President/CEO

Advant-e Corporation

2680 Indian Ripple Road

Dayton, OH 45440

Mr. Wadzinski,

This letter is to inform you of my request to convert $50,000 of the Convertible Subordinated Note dated July 9, 2002 that J bold into common stock of Advant-e Corporation.

Based on the conversion price of $1.10 per share, I am expecting to be issued 45,455 shares of Advant-e Common Stock as per the Note Purchase Agreement dated July 9, 2002.

As of January 3, 2004 when the note is due, there will be $1,361 of accrued interest that I would like paid in cash.

I will forward to you the original Convertible Subordinated Note as per the terms of the Note Purchase Agreement.

Sincerely,

Rene Larrave

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